

June 21, 2013

<u>Via Email</u>
Sara H. Vogt-Lowell
Chief Legal Officer
American Homes 4 Rent
22917 Pacific Coast Highway, Suite 300
Malibu, California 90265

> **Re: American Homes 4 Rent**
> **Registration Statement on Form S-11**
> **Filed June 4, 2013**
> **File No. 333-189103**

Dear Ms. Vogt-Lowell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 2 in our letter dated May 10, 2013. It appears that some of the data cited in your registration statement may be from sources other than John Burns Real Estate Consulting. Please provide us with such other sources or revise to clarify that all data referenced is from John Burns Real Estate Consulting.

2.   We note your response to comment 4 that you will acquire properties, in addition to those in escrow, with credit facility proceeds. Please revise to provide more detail regarding these acquisitions as they will take place prior to the completion of this offering.

3.   We note your response to comment 11. Please tell us of any differences in the operating data or net operating margins between the internally and externally managed properties.

Our Properties, page 1

4.   We have reviewed your response to comment 10. Please clarify whether any portfolios of properties originally acquired by AH LLC and contributed to you, are significant acquisitions as contemplated by Rule 3-14 of Regulation S-X, evaluated based on the original acquisition by AH LLC.

5.   Please tell us, and clarify in your next amendment, the reconciling differences between the non-GAAP measure Estimated Total Investment and Estimated Total Book Value.

6.   In footnote 2, you indicate that for properties "acquired from AH LLC…Estimated Total Investment represents the valuation…." If the properties have been acquired, please tell us why Estimated Total Investment would be based on a valuation instead of the actual purchase price.

7.   Please tell us if you are able to disclose the portion of the Estimated Total Investment that is based on estimates of renovation costs for properties recently acquired awaiting renovation or currently under renovation. If the portion is material, please tell us how your prior estimates of renovation cost for renovated properties compared to the actual expenses incurred.

Properties in Escrow, page 3

8.   Please disclose the average square footage per property and property age for your properties in escrow. Please disclose the occupancy, if any, for the escrow properties. Please make similar changes to the table that appears later in the document.

Our Leasing Experience, page 6

9.   Please provide a column that discloses the properties that are not rent ready. Also, please tell us why you disclose rent for one column and cash rent for the other column in this table.

Securities Outstanding, page 12

10.   In a footnote to the table on page 13, please quantify the potential conversions of each class of security.

Management's Discussion and Analysis…., page 65

Cash Flows, page 72

11.   Please discuss your capital expenditures related to the amount used to renovate your properties and make them rent ready for the disclosed periods.

Property Acquisition, Renovation, Leasing and Property Management, page 126

12.   We note your response to comment 17 and the disclosure of 92 days and 30 days in the chart. Please clarify if those numbers are based on your activities of the last several months or of a longer time frame.

Certain Relationships and Related Party Transactions, page 158

13.   Please clarify why the property management agreement will remain in place for administrative convenience. Please also clarify if the fact that the agreement will remain in place could result in additional fees paid.

Principal Shareholders, page 170

14.   We note your response to comment 25. Please identify the natural persons who comprise BlueMountain Capital's investment committee or advise.

Note 1. Organization and operations, page 225

15.   We have reviewed your response to comment 26. Please confirm that the references made to ASC 810-10-55-37 and 37A are accurate, and if so, please explain to us in greater detail how you believe this literature applies to your circumstances, and how it leads to the conclusion that AH LLC is the primary beneficiary of the registrant.

Significant Accounting Policies, page 226

16.   We note your accounting policy for acquisitions of vacant and for acquisitions of occupied single-family properties. Please revise your policy footnote to also address your accounting policy for acquisitions of portfolios of single-family homes where some are vacant and some are occupied. Additionally, please tell us how you determined it was appropriate to account for the acquisition of the Alaska Portfolio as a business combination rather than an asset acquisition.   We note that less than 50% of the Alaska Portfolio was leased.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: James E. Showen